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                          January 30, 2024

       Oren Gilad, Ph.D.
       President and Chief Executive Officer
       Aprea Therapeutics, Inc.
       3805 Old Easton Road
       Doylestown, PA 18902

                                                        Re: Aprea Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276702

       Dear Oren Gilad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Fahd M.T. Riaz, Esq.